Exhibit 4.7

Amended and restated SHAREHOLDERS´ AGREEMENT of

Abengoa Concessões Brasil Holding S.A.

Dated as of June 30, 2015

among,

Abengoa Construção Brasil Ltda.

Sociedad Inversora Líneas de Brasil S.L.

Abengoa Yield plc

Abengoa Concessions S.L.

as a Parties,

Abengoa Concessões Brasil Holding S.A.

as Intervening and Consenting Party,

Amended and Restated Shareholders Agreement

This Amended and Restated Shareholders Agreement (the “Agreement or the “SHA”) is entered into as of June 30, 2015 (“Effective date”) by and among

(1)	Sociedad Inversora Líneas de Brasil S.L, a company duly incorporated under the laws of Spain having its registered office located at Campus Palmas Altas, C/ Energía Solar nº1, 41014, Seville, Spain, registered in the Commercial Register of (Spain), 4.273, Folio 180 , Sheet number SE-64.841, with Fiscal Identification Code number B-91498832 (referred to hereinafter as the “ETVE”);

(2)	Abengoa Construçao Brasil Ltd., a company duly incorporated under the laws of Brazil having its registered office located at Belizário Leite de Andrade Neto, nº 80, Barra da Tijuca, Rio de Janeiro - RJ, Brasil,, with Fiscal Identification Code number 04.651.067/0001-47 (referred to hereinafter as “Abengoa Brasil”); and

(3)
Abengoa Yield plc, a company duly incorporated under the laws of United Kingdom  having its registered office located at 1 Park Row, LS1 5AB, Leeds, with Fiscal Identification Code number 08818211 (referred to hereinafter as “Yieldco”).

(4)
Abengoa Concessions, S.L., a company duly incorporated under the laws of Spain having its registered office located at Campus Palmas Altas, C/ Energía Solar nº 1, 41014, Seville, Spain, registered in the Commercial Register of Seville (Spain), folio 161 of tome 5.784 of General Companies, sheet number SE-99.466, 1st inscription, with Fiscal Identification Code number  B-90108044 (referred to hereinafter as the “AC”).

And as intervening and consenting Party:

Abengoa Concessões Brasil Holding, S.A., a company duly incorporated under the laws of Brazil having its registered office located at Belizário Leite de Andrade Neto, nº 80, Barra da Tijuca, Rio de Janeiro - RJ, Brasil, with Fiscal Identification Code number 07.872.408/0001-00 (referred to hereinafter as the “Company”).

ETVE, Abengoa Brasil and Yieldco are referred to herein individually as a “Shareholder” and collectively as the “Shareholders” and also, together with the Company and AC, sometimes collectively referred to as the “Parties” and each individually as a Party. Abengoa Brasil, AC and ETVE are referred also sometimes collectively as the “Initial Shareholders”.

The Parties confirm to each other their respective legal capacity to enter into this Agreement and state.

Whereas

I.	AC is a subsidiary of Abengoa, S.A. (“Abengoa”) which is created with the purpose to acquire, own, operate and manage concession assets worldwide related to renewable energy, conventional power, electric transmission lines and other assets (“Concessions Assets”).

II.	The Company is a subsidiary of Abengoa, which holds an equity interest in several special purpose vehicles incorporated in Brazil that own, construct, operate and maintain, among other assets, electric transmission lines (hereinafter, the “SPV/s” or the “Projects”).

III.	The Company agreed by resolution at the Extraordinary Initial Shareholders Meeting dated 16th April, 2014 to convert 585.201.300 Common Shares held by ETVE into 585.201.300 Preferred Shares that will be assigned to ETVE as a result of such conversion, with effect on 16th April 2014 (the “Conversion Date”).

IV.	On 29th April 2014, AC and ETVE entered into a Preferred Shares Purchase Agreement (the “SPA”) by which ETVE sold, transferred and delivered to AC 585.201.300 Preferred Shares held by ETVE in the Company, fully paid-in and free and clear of any debt, doubt, withholding right, attachment, obligation and/or lien of any kind, together with all respective rights, privileges and obligations.

V.	AC, ETVE, Abengoa Brasil and the Company are party to that certain Shareholder Agreement, dated as of April 29, 2014 (Existing SHA Agreement) pursuant to which the Parties thereto agreed (i) to regulate the relationship between them as shareholders of the Company, (ii) to guarantee their respective interests in the Company and (iii) to set forth the terms of the preference, privileges, rights and obligations of the Preferred EquityAC

VI.	On 13 June, 2014, AC and Yieldco entered into a Contribution Agreement pursuant to which AC transferred and delivered, among other assets, to Yieldco 585.201.300 Preferred Shares held by AC in the Company fully paid-in and free and clear of any debt, doubt, withholding right, attachment, obligation and/or lien of any kind, together with all respective rights, privileges and obligations.

VII.	On 13 June, 2014 Yieldco, the Company, AC, ETVE and Abengoa Brasil entered into an Accession Agreement to the Existing SHA Agreement (“Yieldco Accession Agreement”) pursuant to which Yieldco became a party of the Existing SHA Agreement assuming all rights and obligations of AC (copy of which is attached hereto as Annex II) committing to observe, perform and be bound by the terms and conditions of the Existing SHA Agreement as a shareholder of the Company.

VIII.
In accordance with the Article 4.2.4 (ii) of the Existing SHA Agreement, the Company held an extraordinary shareholders´ meeting on 11 July, 2014 (“Assembléia Geral Extraordinária”) to approve the amendment of the Company´s By-Laws in order to adjust the provisions related to the Post-five year Fixed Dividend so that it reflected the exact same terms of clause 3.1(c) thereof with respect to the calculation of the amount in Reais equivalent to USD 18,400,000.00 based on the prevailing exchange rate published by the Central Bank of Brazil at the time of declaration of the dividend.

XIX.	The current share capital structure of the Company is as follows:

Shareholder	Share Capital	Number of shares of the Company
Yieldco	Preferred Equity	585.201.300
ETVE	Common Equity	1.064.467.485
Abengoa Brasil	Common Equity	2.752.542.720

IX.	The Parties hereto desires to make certain amendments to the Existing SHA Agreement and, for the sake of clarity and convenience, to restate the Existing SHA Agreement is its entirety as so amended.

X.	In consideration of the mutual covenants and agreements herein contained, the Parties hereto have agreed to amend and restate the Existing SHA Agreement in its entirety as hereinafter set forth,

Articles

Preliminary.	Definitions and interpretation.

A)	The terms defined in this Agreement shall have the meaning ascribed to them in this Article:

(i)	“Account Bank” means any branch of Citibank located in New York.

(ii)	“Affiliate” means, with respect to the Person in question, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such Person. For the purposes of this definition, the term “control” and its derivations means the possession, directly or indirectly, of rights that ensure, directly or indirectly, the majority of votes in general shareholders meeting of the Person, the power to elect the majority of the members of the administration of the Person and the use of such power to direct or cause the direction of the management and policies of the Person in question, whether by the ownership of voting securities, contract or otherwise;

(iii)	“Applicable Law” means all statutes, laws, common law, rules, regulations, ordinances, codes or other legal requirements of any Governmental Authority and quasi-governmental agencies or entities, and any judgment, injunction, order, directive, decree or other judicial or regulatory requirement of any court or Governmental Authority of competent jurisdiction affecting the Parties or related to the Preferred Shares;

(iv)	“Big Four” means PricewaterhouseCoopers, Deloitte, Ernst & Young and KPMG accounting firms;

(v)	“Business Day” means any day other than Saturday, Sunday or any legal holiday in New York City, Madrid, London and Brazil;

(vi)	“Common Shares” means all the 1.914.465.261 shares of common stock issued by the Company, fully subscribed and paid-in and which will have the rights and privileges set forth herein, in the Corporation Law and in the By-Laws of the Company;

(vii)	“Corporation Law” means Brazilian Law 6.404/76, as amended from time to time;

(viii)	“Deferred Dividend Deed” means the deed entered into by and between Abengoa Yield plc and Abengoa Concessions Investment Limited on Pricing Date, as amended as of June 30 2015 or otherwise modified from time to time;

(ix)	“Exchange Period” means twenty (20) days commencing in the fifth anniversary of 30 June 2014 as amended from time to time as the case may be pursuant to section 3.3.(i).

(x)	“Existing SHA Agreement” has the meaning specified in the introductory paragraph hereto.

(xi)	“Force Majeure” means (i) any act or event that prevents any Party from performing its obligations under this Agreement if such act or event is beyond the reasonable control of and not the fault of such Party; and (ii) “Force Majeure”, or similar event, as defined under any Projects´ finance and document; provided, that Force Majeure shall include, but not be limited to, the following events: an act of war (whether declared or undeclared), earthquake, fire, explosion, volcanic eruption, insurrection or riot, sabotage, inclement weather conditions, flood, embargo, accident/disaster, strike or labor dispute, civil disturbance, act of God or the public enemy, or act (including failure to act) of a court or public authority;

(xii)	“Granted Fixed Dividend Account” means the account opened in the ACBH’ name, in USD with Account Bank and account number 36323864 (IBAN:ABA021000089 and Swift code CITIUS33);

(xiii)	“Initial Share Capital” means the structure of capital of the Company before the Conversion Date;

(xiv)	“Owner” or “Preferred Shareholder” means Yieldco, its Affiliates, its successors and its assignees;

(xv)	“Person” means any natural person, corporation, general or limited partnership, limited liability company, association, joint venture, trust, estate, Governmental Authority or other legal entity, in each case whether in its own or represented by a third party;

(xvi)	“Preferred Shares” or “Preferred Equity” means all the 585.201.300 preferred shares issued by the Company and sold by ETVE to AC, fully subscribed and paid-in which will have the rights, preferences and privileges set forth herein, in the Corporation Law and in the By-Laws of the Company;

(xvii)	“Pricing Date” means June 13, 2014 which was the date on which the price of the Yieldco shares was set for the initial public offering of the shares of Yieldco;

(xviii)	“Purchase Price” means the purchase price as defined in the Article 1.2. of the SPA;

(xix)	“Shares” means the Common Shares and the Preferred Shares and any other shares issued by the Company during the term of effectiveness of this Agreement;

(xx)	“SPVs” or the “Projects” means the special purpose companies that are from time to time incorporated by the Company in order to develop a specific project and hold Concession Assets. The SPVs or Projects of the Company as of the date hereof are listed on Annex II to this Agreement;

(xxi)	“Transfer” means, with respect to any Concession Asset, as the context may require, (i) a sale, assignment, transfer, disposition, establishment of a lien or granting of an option, in each case, whether actual or contingent, of or over such Concession Assets, or (ii) to sell, assign, transfer, pledge, grant an option over or otherwise dispose of, or encumber or create a lien over such Concession Assets unless as otherwise agreed in the financial documents of the Concession Assets or as provided by Applicable Law.; and

(xxii)	“Yieldco” means Abengoa Yield Plc, a company incorporated under the laws of England and Wales with registered number 08818211 and registered office at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom.

B)	Other interpretative provisions. With reference to this Agreement unless otherwise specified herein:

(i)	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

(ii)	Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

C)	Effect of Amendment and Restatement.

The Existing SHA Agreement shall be amended and restated in its entirety by this Agreement.  In furtherance of the foregoing, each of the Parties, Shareholders and Initial Shareholders acknowledge and agree that:  (i) this Agreement amends and restates and supersedes and replaces the Existing SHA Agreement; (ii)  the execution and effectiveness of this Agreement does not constitute a novation or termination of the obligations under the Existing SHA Agreement as in effect prior to the date hereof; and all obligations of the Existing SHA Agreement are in all respects continuing (as amended and restated and superseded and replaced hereby) with the terms only being modified as provided in this Agreement.

1.	Purpose and Object.

1.1.
The object of this Agreement is (i) to regulate the relationship between the Shareholders as shareholders of the Company, (ii) to guarantee their respective interests in the Company and (iii) to set forth the terms of the preference, privileges, rights and obligations of the Preferred Equity, as shall be reflected in the by-laws of the Company (the “By-laws”).

1.2.	The Parties undertake to act in good faith in order to ensure the full effectiveness of this SHA, exercising their respective rights as Shareholders and voting in all general meetings of the Company in order to guarantee the effective fulfillment of this SHA.

1.3.	The Shareholders shall exercise their rights as shareholders in the Company within the limits of the Corporation Law and the By-Laws.

2.	Supremacy of this Agreement over the Company By-Laws.

2.1.	The Parties will procure that the By-Laws shall incorporate, to the extent possible, the contents of this Agreement, taking into account the requirements of the Corporation Law. The By-Laws shall be registered with the Commercial Registry. If some or all of the provisions of this Agreement are not included in the By-Laws, the Parties shall negotiate alternative provisions in good faith which will have the same substantial effect.

2.2.	This Agreement applies to all of Company’s shares owned by the Shareholders as of the date of execution of this Agreement, or which may be owned by them in the future (as a result of any acquisition, donation, succession, subscription, share dividend, splitting, reverse split or in any other way).

2.3.	If the provisions of the By-Laws differ from, or are in conflict with, the provisions of this Agreement, this Agreement shall prevail.

2.4.	The Parties shall amend the By-Laws as may be required from time to time in order to ensure maximum consistency with the provisions hereof.

2.5.	For the purposes of Article 118 and its paragraphs of the Brazilian Corporation Law, the Shareholders hereby agree that an executed copy of this Agreement shall be filed at the headquarters of the Company. This Agreement shall be enforced against third parties and the Company itself upon filing of this Agreement at the Company’s headquarters. The Company shall include in the relevant pages of the Company’s registered share register and in any certificates representing Common Shares which are subject to this Agreement a legend in Portuguese which translates into the following legend in English: “THE SHARES HELD BY [NAME OF SHAREHOLDER] ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER, VOTING ARRANGEMENTS, AND OTHER PROVISIONS SET FORTH IN A SHAREHOLDERS AGREEMENT DATED JUNE [*] , 2015 COPIES OF WHICH ARE AVAILABLE FOR INSPECTION AT THE OFFICES OF THE COMPANY. NO TRANSFER OF SUCH SHARES WILL BE MADE ON THE BOOKS OF THE COMPANY, AND SUCH TRANSFER WILL BE NULL AND VOID, UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT. ANY TRANSACTIONS ENTERED INTO BY THE COMPANY OR ANY SHAREHOLDER IN VIOLATION OF THE SHAREHOLDERS AGREEMENT WILL BE NULL AND VOID.”

3.	Rights and Privileges of the Preferred Shares.

3.1.	Preferred Dividend.

The Preferred Shareholder shall have the right to receive the dividends listed below in the following terms and conditions (collectively the “Preferred Dividend”):

(a)	Granted net fixed dividend of USD 92,000,000.00 M equivalent to R$204,764,400.00 for the five- year period commencing on the third fiscal quarter of 2014 (the “Granted Fixed Dividend”).

(a)(i) The Granted Fixed Dividend was declared by the Company upon resolution passed by the Extraordinary Shareholders Meeting (“June 13, 2014 Assembleia Geral Extraordinária”) held on the Pricing Date based on the profit reserve of the Company in accordance with its 2013 financial statements. Such amount was held in the Granted Fixed Dividend Account immediately after resolution passed by June 13, 2014 Assembleia Geral Extraordinária.

(a)(ii) The resolution passed by June 13, 2014 Assembleia Geral Extraordinária further agreed to pay the Granted Fixed Dividend through 20 (twenty) non-endorsable promissory notes issued by the Company on the Pricing Date, in favor of the holder of the Preferred Shares or to their order to be paid in 4 equal quarterly installments of USD 4.600.000 on each 31 March, 30 June, 30 September and 31 December for the five-year period commencing on the third fiscal quarter of 2014.

(a)(iii) As the date hereof, the payment corresponding to the third and fourth quarter of 2014 and the first quarter of 2015 has been paid by the Company to the holder of the Preferred Shares.

(b)	Fixed dividend of R$ 100.00 per year, non- cumulative, due as from the closing of the 2014 tax year and up to the date which is the fifth anniversary following 30 June 2014 (the “Pre-five year Fixed Dividend”). The Pre-five year Fixed Dividend shall be annually declared by the Shareholders Meeting on the four months following the termination of the relevant tax year, and distributed and paid by the Company in one installment within two (2) Business Days as from their declaration. The declaration, distribution and payment of each Pre-five year Fixed dividend shall be subject to the availability of distributable profits and/or reserves of the Company on each fiscal year and to Applicable Law in relation to the declaration, distribution and payment of dividends.

(c)	Fixed dividend, non-cumulative, up to a maximum equivalent amount in Reais to USD 18.400.000,00, calculated as per the prevailing exchange rate published by the Central Bank of Brazil for the purchase of US dollars with Reais at the time of declaration of the dividend, due as from the date which is the fifth anniversary following 30 June 2014 (the “Post-five year Fixed Dividend”).

(c)(i) The payment, including the amount and time, of each Post-five year Fixed Dividends shall be subject to the resolution passed by the Annual Shareholders Meeting of the Company annually on the four months following the termination of the relevant fiscal year, and if the payment is approved, it will be distributed and paid by the Company in one installment within five (5) Business Days as from their declaration.

(c)(ii)The distribution and payment of each Post-five year Fixed Dividend shall be subject, in addition to approval by the Annual Shareholder’s meeting of the company, to the availability of distributable profit reserves of the Company on each fiscal year and to Applicable Law in relation to the declaration, distribution and payment of dividends.

(c)(iv)The actual amount and time of Post-five year Fixed Dividend payment by the Company will be approved exclusively by the General Shareholders’ Meeting (Assembleia Gral Ordinária) of the Company.  For the avoidance of doubt, no other corporate body created by the Company shall have authority to approve on any matter associated with Post-five year Fixed Dividend distribution.

(c)(v) A shareholders’ meeting to approve and distribute the Post-five year Fixed Dividend shall be held at least once every calendar year and no more frequently than once every fiscal quarter.

(c)(vi)The General Shareholders’ Meeting of the Company will be convened by the Board of Directors of the Company: (a) at the Board of Directors’ own initiative; or (b) mandatorily promptly following the request of any Shareholder, whether a holder of ordinary Shares or of Preferred Shares.

(c)(vii) The General Shareholders’ Meeting of the Company will be called to be held within 08 (eight ) calendar days as from the request is received by the chairman of the Board of Directors. Calling formalities will be automatically waived if all the Shareholders attend the General Shareholders’ Meeting or confirm in writing that they are aware of date, time, place and agenda of the meeting.

(c)(viii) For the avoidance of doubt, in case Post-five year Fixed Dividend be approved, the amount payable as Post-five year Fixed Dividend, or as dividends payable on ordinary Shares may not exceed in any case the maximum amount distributable as dividend by the Company from time to time, the available cash of the Company, the relevant company law provisions on distribution of dividends and the accounting principles and policies determining the distributable amount.

Preferred Shares shall not have the right to participate in the remaining profits of the Company. Provided that all amounts due and outstanding to the holders of Preferred Shares have been satisfied, any other dividends or distributions will be payable to the holders of Common Shares on a pro rata basis.

3.2.
No voting rights. The Preferred Shares shall have no voting rights except (a) as provided under Reserved Matters set forth in the Article 4.2.1 herein, (b) the Preferred Shares shall be entitled to elect one member of the Board of Directors of the Company (the “Preferred Shares Director”), and (c) as required by law.

3.3.	Exchangeable Preferred Shares.

(iv)
(i)   Exchange Option. The Preferred Shares confers to its owner the right to exchange the whole Preferred Shares for common shares of one or several SPVs with AC held by the Company at the time of the exchange (“Exchange Option”) to be selected by the Company and by its ultimate parent Abengoa (or through any of Abengoa´s subsidiaries instructed to do so by Abengoa other than Yieldco and Yieldco´s subsidiaries). In the event that Preferred Shareholder notified its intention to exercise the Exchange Option, AC shall have the right to acquire the SPVs held by the Company at the time of the exchange at fair value, provided always that AC assumes the obligations of the Company hereunder related to the Exchange Option of the Preferred Shareholder.

The Preferred Shareholder shall be entitled to exercise the Exchange Option at any time during the Exchange Period by giving written notice thereof to the Company. Prior to 30 June 2019, the Parties may extend the Exchange Period by mutual agreement.

In the event that the Preferred Shareholder decides not to exercise the Exchange Option, it shall remain the owner of the Preferred Shares on the terms and conditions set forth herein.

Abengoa and the Company undertake to provide the Preferred Shareholder, at least 3 months prior to the commencement of the Exchange Period (hereinafter, referred to as the “Offer Period”), with the selected SPVs that fulfill the requirements listed below and with the following documentation related to such SPVs (hereinafter, referred to as the “Eligible SPVs”):

a.	Documentation evidencing that the SPV has entered into commercial operation and has appropriate secured project finance debt in place.

b.	A financial model used for securing project financing covering the life of the SPVs.

c.	The most recent technical report from the independent engineer advising the senior lenders of the project validating that the asset has been built in accordance with specifications and industry standards and that can deliver the expected performance.

d.	Any reports from independent engineers prepared in the last 12 months on behalf of the senior lenders of the project.

e.	A detailed technical and economic information as per Abengoa’s reporting systems (In.Pre.So.).

f.	the last legal report prepared for the senior lenders of the project confirming that the project has reached commercial operations date and has substantially all required permits in place.

g.	A report from one of the Big Four accounting firms certifying that the SPV has granted for the last fiscal year dividends of at least USD$18,400,000.

(ii)	Eligible SPVs valuation. External advisor appointment

The Eligible SPVs in the aggregate shall yield an aggregated recurrent dividend (the “Recurrent Dividend”), based on the then-prevailing conditions, of at least USD$18.400.000 per year. The Preferred Shareholder may require a verification by an external advisor of the Recurrent Dividend in addition to the report referred to in clause 3.3(i)g. Neither the use of an external advisor nor the outcome of its analysis may become an obligation to exchange the Preferred Shares for the Eligible SPV, such decision being at the sole discretion of the Preferred Shareholder.

The external advisor shall be appointed from among the Big Four accounting firms by resolution passed by the majority of the independent members of the Preferred Shareholders´ Board of Directors.

(iii)	Exercise of the Exchange Option. The Shareholders undertake to agree in good faith during the Offer Period and the Exchange Period the most tax efficient and the more favorable execution process for all Parties to exercise the Exchange Option in compliance with Applicable Law.

(v)	AC´s commitments.

In the event AC acquires the SPVs held by the Company as set out in the article 3 (iv) above, AC hereby (i) acknowledges the right of the Preferred Shareholder to exchange the whole Preferred Shares for common shares of such SPVs which will be valid and in full force and effect; (ii) undertakes to act and take any decision related to the Exchange Option under this Article 3.3 upon the instructions of Abengoa and ACBH; (ii) not to take any decision in a manner adverse to the exercise of the Exchange Option; (iii) to obtain and undertake all corporate actions, including from its officers, directors and shareholders, necessary for the authorization, execution, delivery and performance of (a) the acquisition of the SPVs, and (b) the exercise of the Exchange Option, including the execution of all documents related to the Exchange Option; and (iv)to obtain all consents and approvals required in connection with the paragraph (v)(iii)(a) and (b) above.

4.	Management of the Company.

The Company shall be managed by a board of directors (the “Board of Directors” or “Conselho de Administração”) and by an executive committee (the “Executive Committee” or “Diretoria”), which shall each have the duties set forth in the By-Laws, in the Corporation Law and herein.

4.1.	Board of Directors.

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The Board of Directors shall be comprised of 3 members who shall be appointed and removed by the Shareholders’ General Meeting. The term-in-office of the members of the Board of Directors shall be of 3 years, re-election being permitted.

-	The Preferred Shareholder shall be entitled to appoint and remove one of the members of the Board of Directors (the “Preferred Shares Director”).

-	The Preferred Shareholders shall also be entitled to appoint a representative in addition to the Preferred Shares Director who will also attend the meetings of the Board of Directors.

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Each Director shall have one (1) vote on the matters considered at the Board Meeting that shall be chaired by the Chairman of the Board, or in his absence the Vice Chairman of the Board. Neither the Chairman nor the Vice Chairman shall have any additional or casting vote except as provided for herein.

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In addition to the other matters falling within the scope of its powers under the terms of applicable legislation, the Board shall have authority to previously opine on any matters that will be subject to the Shareholders Meeting.

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The Board meetings shall be ordinarily held once a month or extraordinarily at any other time that the majority of its members so convene. The call for each meeting shall be in writing and shall be sent not less than fifteen (15) days before the date of the meeting to all members of the Board, by registered mail, fac-simile or e-mail, as the case may be.

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Any member of the Board may be represented at Board meetings by another Board member appointed thereby in writing. Board members may participate in Board meetings by conference call or video conference.

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The decisions of the Board members shall only be deemed valid if made by the majority vote of the members in office, and no meeting shall be held unless with the attendance of at least the majority of the Board members in office.

4.2.	Exercise of voting rights.

The Shareholders undertake to exercise their voting rights and to instruct the Directors they appoint to always vote as provided for in this Agreement.

4.2.1. Reserve Matters. Shareholders General Meetings. The Shareholders undertake (i) to each other to procure that no action is taken by the Company to do, and no resolution is passed either by the Board or by any management decision making body of the Company in respect of, any of the following matters (the “Reserve Matters” or “Reserve Matter”) without the prior approval of the Preferred Shareholder; and (ii) to resolve upon the amendment to the By-Laws of the Company as soon as possible and no later than within five (5) Business Days as from the execution of this Agreement in order to include in the By-Laws of the Company all of such Reserve Matters:

(i)	To liquidate, dissolve or wind up the affairs of the Company, or effect any merger, spin-off, capital reduction or consolidation;

(ii)	To amend, alter, or repeal any provision of the By-Laws in a manner adverse to the rights, preferences or privileges of the Preferred Shares;

(iii)	To amend the preference, privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new, more favored class;

(iv)	To amend this Agreement in a manner adverse to the rights, preferences or privileges of the Preferred Shares;

(v)	The Company to create of or to issue any other security other than those in respect of the SPVs if it has rights, preferences or privileges senior to the rights of the Preferred Shares, or increase the authorized number of Preferred Shares;

(vi)	To purchase or redeem or pay any dividend on any share capital senior to the Preferred Shares;

(vii)	Any disposition, assignment, sale, offer to sell, pledge, mortgage encumbrance, disposition of or any other like transfer or encumbering of shares/equity interest in SPVs that have secured long-term debt financing (from BNDES or similar institutions or banks or a combination of both) representing more than 25% of the consolidated net assets of the Company in SPVs that have secured long-term debt financing;

(viii)	To abandon or cease to construct or operate (directly or indirectly) its Concession Assets except due to Force Majeure, emergency or provided for the finance documents of the SPVs;

(ix)	To create or agree to create any security interest or Third Party right over the Granted Fixed Dividend Account;

(x)	To reduce the Preferred Dividend; and

(xi)	To develop and build any asset additional to the Projects.

4.2.2. The Company shall call the Shareholders at least fifteen (15) days in advance, informing them of the date in which the general meetings of the Company will be held and the respective agenda.

4.2.3. The Chairman of the general meeting will not record the Shareholder vote which is in violation with the terms of this Agreement-.

4.2.4. Pursuant to the provisions of this Section 4.2 and particularly in accordance with the undertaking set forth in item 4.2.1(ii) above, the Shareholders hereby undertake to convene a general shareholders´ meeting annually (a) to approve the declaration of the Post-five year Fixed Dividend, and (b) in the case it is approved to exercise their voting rights to resolve upon the amendment to the By-Laws of the Company in order to adjust the provisions related to the Post-five year Fixed Dividend so that it reflects the amount in Reais equivalent to USD 18.400.000,00 based on the prevailing exchange rate published by the Central Bank of Brazil at the time of declaration of payment of the dividend,.

5.	Liquidation Preference.

In the event of any liquidation, dissolution or winding up of the Company, the holder of Preferred Shares shall be entitled to receive in preference to the holders of the Common Shares a per share amount equal to the Purchase Price plus any declared but unpaid dividends (the “Liquidation Preference”).

After the payment of the Liquidation Preference to the holder of the Preferred Shares, the remaining assets of the Company shall be distributed to the holders of the Common Shares on a pro-rata basis. A consolidation, merger, spin-off, capital reduction, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation(s) shall be deemed to be a liquidation or winding up for purposes of the Liquidation Preference.

6.	Dividend Policy.

Upon the expiry or termination of Deferred Dividend Deed, the Shareholders agree that ACBH (i) will not set a dividend payout that in and of itself prevents the payment of the Preferred Dividend and (ii) will not issue any debt without the prior approval of the Preferred Shareholder.

7.	Financial information.

7.1. The Company will provide promptly to the owner of the Preferred Shares the following information:

-
The annual audited financial statements of the Company and its SPVs prepared in accordance with the Applicable Law within 180 days of the end of each fiscal year, commencing with the fiscal year ending on 31 December 2013; and (b) the periodic reports (not less than quarterly) to be agreed with respect to the operations and maintenance of the SPVs;

-	Quarterly unaudited financial statements for each quarter of a fiscal year of the Company, including an unaudited balance sheet as of the end of such quarter, an unaudited statement of operations and an unaudited statement of cash-flows of the Company for such quarter, all prepared in accordance with applicable accounting principles and practices, subject to changes resulting from normal year-end audit adjustments; and

-	Not less than thirty (30) days prior to the end of each fiscal year, the Company shall submit to the Shareholders an operating budget for the forthcoming fiscal year.

8.	Transfer of the Preferred Shares.

8.1. The terms and conditions of this Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of and be binding upon the respective successors, Affiliates and assigns of Yieldco. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors, Affiliate and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

8.2. In any event, the Person who desires to become a party to this SHA (the “Acceding Party”) shall be bound by all of the terms and conditions set forth in this Agreement and all the ancillary documents by duly executing and delivering the Accession Agreement attached hereto as Annex I.

9.	Representations and Warranties.

9.1.	The Company hereby represents and warrants that the following statements are true, accurate and complete on the date of the execution of this Agreement.

(i)	Organization; Compliance.

(a)	The Preferred Shares are fully issued, subscribed and paid in.

(b)	The Shares are free and clear of any liens, charges or claims of any nature whatsoever, and free and clear of all pre-emptive or similar rights, there being no legal, judicial, contractual or administrative restriction which prevents or restricts the transactions contemplated in this Agreement except otherwise provided by Applicable Law.

(c)	The Company is not a party to any option, warrant, purchase right or other contract or commitment that requires or could require any of the Shareholders or the Company to sell, transfer or otherwise dispose of any of the Shares (other than this Agreement), or that has granted a security interest in such Shares.

(d)	The Company is duly organized and validly existing under the laws of Brazil.

(e)	Organization and Qualification SPVs. The SPVs held by the Company are corporations duly organized and validly existing under the Brazilian Corporate Law.

(ii)	Consents and authorizations.

(a)	This Agreement constitutes a valid obligation of the Company, binding it to performance of the obligations contemplated herein.

(b)	All corporate action on the part of the Company, its officers, directors and Shareholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company has been taken or will be taken prior to the execution of this Agreement.

(c)	The execution and performance by the Company of this Agreement do not and will not (1) conflict with or breach any Applicable Law to the Company or (2) conflict with or violate any provision of the organizational documents of the Company.

(d)	The Company complies with domestic and international anti-corruption laws, including but not limited to the US Foreign Corrupt Practices Act, any applicable legislation or regulation implementing the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions.

(e)	Compliance with other instruments. The Company, to its knowledge, is not in violation or default of any term of any term or provision of any material contract, agreement, instrument, judgment, order or decree and to its knowledge is not in violation of any material statute, rule or regulation applicable to the Company which may adversely affect the Company or its concession assets.

(iii)
Permits and licenses. The Company (or the SPVs, as the case may be) has obtained, and maintains in full force and effectiveness all material permits, licenses and authorizations relating to the Concession Assets which are necessary, in each moment, for the construction, operation, and maintenance of such Concession Assets in accordance with the legislation applicable from time to time.

9.2.	Each Shareholder and AC hereby represents and warrants that the following statements are true, accurate and complete on the date of the execution of this Agreement.

(i)	Each Shareholder and AC are duly organized and validly existing under its applicable law.

(ii)	Consents and authorizations.

-	This Agreement constitutes a valid obligation of the Shareholder and AC, binding it to performance of the obligations contemplated herein.

-	All corporate action on the part of each Shareholder and AC, its officers, directors necessary for the authorization, execution, delivery and performance of this Agreement, has been taken or will be taken prior to the execution of this Agreement.

-	The execution and performance by each Shareholder of this Agreement and AC do not and will not (1) conflict with or breach any Applicable Law to them (2) conflict with or violate any provision of the organizational documents of each, Shareholder.

-
Each Shareholder and AC comply with domestic and international anti-corruption laws, including but not limited to the US Foreign Corrupt Practices Act, any applicable legislation or regulation implementing the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions.

9.3.
Indemnity.  In case of breach of any such warranty or undertaking herein, the Party giving such representation, warranty or undertaking agrees to indemnify and keep indemnified the other Party against any and all damages caused by, related to, based on, resulting of, or in connection with the breach, falseness or omission of any representation, warranty or undertaking.

Notwithstanding above, no Party shall be liable for loss of profit or indirect or consequential damages except those arising out of fraud or gross negligence.

10.	Invalid provisions.

If any provision of this Agreement is or becomes illegal, unenforceable or invalid under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall be in any way affected or impaired thereby; provided, however, that if such severability materially changes the economic benefits of this Agreement to a Party, the Parties shall negotiate an equitable adjustment in the provisions of this Agreement in good faith.

11.	Binding effect.

This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns.

12.	Notices.

Written. All notices, demands, requests or other communications from each party to the other which are required or permitted under the terms of this Agreement shall be in writing in the Spanish language and, unless otherwise specified, in a written notice by the party to whom notice is intended to be given, shall be sent to the parties at the following respective addresses:

If to AC, to:
Abengoa Concessions, S.L
At./Attn: Eduard Solar Babot
Number: +34954937111
E-mail: eduard.soler@abengoa.com

If to ETVE, to:
Sociedad Inversora Líneas de Brasil SL
At./Attn: José Fernando Giraldez Ortiz
Number: +34954937111
Fax: +34 955413374
E-mail josefernando.giraldez@abengoa.com

If to Abengoa Brasil, to:
Abengoa Construçao Brasil Ltd
At./Attn: Luis Solaro Mascari
Number: +552132163520
Email: lsolaro@abengoabrasil.com

If to the Company, to:
Abengoa Concessoes Brasil Holding, S.A.
At./Attn: Jorge Raúl Bauer
Number: +552132163300
Email: jorge.bauer@abengoabrasil.com

If to Yieldco, to:
Abengoa Yield plc
At. Company Secretary
Number
Email ir@abengoayield.com

Manner of Giving. Each such notice, demand, request or other communication shall be given (i) against a written receipt of delivery, (ii) by registered or certified mail, return receipt requested, postage prepaid, or (iii) by nationally recognized overnight courier service for next business day delivery, or (iv) delivered via telecopier or facsimile transmission to the facsimile number listed above, provided, however, that if such communication is given via telecopier or facsimile transmission, an original counterpart of such communication shall concurrently be sent in either the manner specified in points (i) or (iii) above.

Deemed Given. Each such notice, demand request, or other communication shall be deemed to have been given upon actual receipt or refusal by the addressee.

13.	Language. This Agreement, as well as any other documents relating to this Agreement, including notices, exhibits and authorizations, will be drawn up and executed in the English language. A sworn translation will be prepared and agreed amongst the Shareholders and filed with the Company.

14.	Fees and Expenses. Each Party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

15.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

16.	Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the Parties.

17.	Further acts.

Each Party shall at its own expense promptly take any and execute all necessary documents and do all necessary actions and undertaking from time to time in order to give effect to, perfect or complete this Agreement and all transactions ancillary.

In particular, if the Granted Fixed Dividend or the related corporate resolutions by which it is approved are not registered by the Commercial Registry, or if the Granted Fixed Dividend is otherwise found to be null or void or otherwise not payable by anyone for any reason at any time, the Company shall take all legal actions available to declare again the Granted Fixed Dividend and to pay it to the Preferred Shareholder under the terms hereunder.

18.	Termination.

18.1.	This Agreement shall be valid for 20 (twenty) years as from the date of its execution and may only be terminated prior to this term in the following cases:

(a)	by any Shareholder in the event that the Exchange Option is exercised by the Preferred Shareholder;

(b)	by any Shareholder if a Brazilian law is enacted, promulgated or comes into force which prohibits the consummation of the transactions contemplated hereby;

(d)	by the non-defaulting Party if a breach has occurred and is not remedied by the defaulting Party within 30 (thirty) days after the receipt by the defaulting Party of a written notice from the non-defaulting Party requesting the fulfillment of the respective breach of a representation, warranty, covenant or obligation, as the case may be; and

(e)	by mutual agreement among the Parties.

18.2.	No termination of this Agreement shall be effective until notice thereof is given to the non-terminating Party specifying the provision hereof pursuant to which such termination is made.

18.3.	In the event of a valid termination of this Agreement, this Agreement shall cease to produce any effect between the Parties, without liability of any kind between the Parties.

19.	Confidentiality. Each Party hereto agrees that for a period of two (2) years, except with the prior written permission of the other Party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other Parties to which such Party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement, the performance of its obligations hereunder or the ownership of the Shares purchased hereunder (the “Confidential Information”). Notwithstanding the foregoing, either Party may disclose the Confidential Information to its affiliates and agents, provided such affiliates have agreed in writing to disclose such information only as permitted hereunder. Confidential Information shall not include any information which: (a) the party receiving Confidential Information rightfully receives, obtained or obtains from a third party without incurring obligations of confidentiality, (b) the party receiving Confidential Information rightfully developed or develops independently without reference to information obtained from the other party hereunder, (c) enters into the public domain by no fault of the party receiving Confidential information, or (d) is required by applicable law, regulation or legal process to be disclosed. The provisions of this Article 18 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the Parties hereto with respect to the transactions contemplated hereby.

20.	Applicable Law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed and construed by and interpreted in accordance with Brazilian Law.

21.	Dispute Resolution.

21.1.
If any dispute, difference or question (collectively a “Dispute”) arises between the Parties in respect of this Agreement or the subject matter hereof, representatives of the Parties shall co-operate, in good faith, to attempt to amicably resolve the Dispute. If a Party believes that such representatives cannot resolve the Dispute, such Party may invoke the further dispute resolution procedures of this Article 20 in the order in which they are provided.

21.2.
If the representatives of the Parties cannot resolve a Dispute under Article 21.1 within thirty (30) days, each Party shall prepare a written statement of its position and deliver it to the other Party within ten (10) days. One authorized representative from each Party shall meet in person within fifteen (15) days of receipt of the written statement in an effort to resolve the Dispute. If the authorized representative of any Party determines at any time that the Dispute cannot be resolved without referral of the Dispute to an independent third party, such Party (the “Initiating Party”) shall notify the other Party that it wants to submit the Dispute to arbitration in accordance with this Article 21.

21.3.
Any dispute arising out of or in connection with this Agreement, including a dispute as to the validity or existence of this Agreement and/or this Article 21 which cannot be resolved pursuant to Articles 21.1 and 21.2 shall be resolved by Arbitration.

21.4.
The Arbitration shall be conducted in accordance with the laws of Brazil and the rules of the International Chamber of Commerce. The Arbitral Tribunal shall be composed of three arbitrators. The Party that requests arbitration shall, simultaneously with the request for Arbitration, appoints one arbitrator, and send notice to the other Party of the appointment, together with the arbitrator’s acceptance. Within fifteen (15) days from receipt of the notice, the other Party shall appoint the second arbitrator, and shall send notice of the appointment to the requesting Party, together with the arbitrator’s acceptance. The third arbitrator, who shall be president of the Arbitral Tribunal, shall be appointed by the other two arbitrators within fifteen (15) days. All proceedings and documents related to the Arbitration shall be conducted and/or prepared in the English language. The Arbitration shall take place in the City of Rio de Janeiro, Brazil.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties execute this Agreement in the presence of the two undersigned witnesses.

June 30, 2015.

/s/ Abengoa Concessions, S.L.	/s/ Sociedad Inversora Líneas de Brasil S.L.

Abengoa Concessions, S.L.	Sociedad Inversora Líneas de Brasil S.L.

/s/ Abengoa Concessoes Brasil Holding, S.A.	/s/ Abengoa Construçao Brasil Ltd

Abengoa Concessoes Brasil Holding, S.A.	Abengoa Construçao Brasil Ltd

/s/ Abengoa Yield plc

Abengoa Yield plc

Witnesses:

3. /s/	4. /s/
Name:	Name:
ID: 124401061	ID: 05308737703

Annex I

Accession Agreement

This Accession Agreement is made on [●], 20[●]

By and between:

(1)        Insert name of “Acceding Party” ] (No.                 )   whose registered office is at [insert address];  and

(2)        Abengoa Concessoes Brasil Holding S.A. a company duly incorporated under the laws of Brazil having its registered office located at [●],with Fiscal Identification Code number [●] (referred to hereinafter as the “Company”) on its own behalf and on behalf of the Shareholders of the Company.

WHEREAS

I.	This Accession Agreement is supplemental to a Shareholders’ Agreement of the Company dated [●].

II.	The Acceding Party proposes to become a shareholder of the Company and agrees to be bound by the Shareholders’ Agreement.

It is hereby agreed as follows:

1. Agreement to be bound

1.1	The Acceding Party confirms that it has been provided with a copy of the Shareholders’ Agreement and By-Laws.

1.2	The Acceding Party respectively covenants with all those parties to the Shareholders Agreement and the Company to observe, perform and be bound by all the terms of the Shareholders’ Agreement so that the Acceding Party is deemed, from the time that the Acceding Party becomes a Shareholder in the Company, to be a party to the Shareholders’ Agreement.

1.3	The Company and the shareholders confirm and agree that the Acceding Party shall be entitled to the rights of the SHA as if it were named as a party to it.

1.4	If any provision of this Accession Agreement is or becomes invalid, unenforceable or illegal or is declared to be invalid, unenforceable or illegal by any court of competent jurisdiction, such invalidity, unenforceability or illegality shall not prejudice or affect the remaining provisions of this Accession Agreement, which shall continue in full force and effect notwithstanding the same.

2. Warranties

Each party to this Accession Agreement respectively represents and warrants to the other party that:

2.1.	it is duly incorporated in the jurisdiction in which it is incorporated;

2.2.	it has the power to enter into and perform this Agreement and has obtained all necessary consents and authorizations to enable it to do so;

2.3.	this Agreement constitutes valid and binding obligations on it enforceable in accordance with its terms.

3. Effect

This Accession Agreement is to take effect upon execution by both the Acceding Party and the Company and is to operate and be interpreted according to the provisions of the Shareholders’ Agreement.

4. Notices

Any notice to be given to the Acceding Party pursuant to the Shareholders’ Agreement shall be given to the Acceding Party at the address, fax number or electronic mail address set out below:

Address:	[●]

For the attention of:	[●]

Fax number:	[●]

Electronic Mail:	[●]

Contact Telephone Number	[●]•

5. Governing Law.

This Accession Agreement is governed by Brazilian law and words and phrases used in this Agreement shall, where the context permits, have the same meanings as are ascribed to them in the Shareholders Agreement.

6. Counterparts

This Accession Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS whereof this Acceding Agreement has been executed by the Accessing Party and the Company on the date first above written.

[Acceding Party]

Abengoa Concessions, S.L.	Sociedad Inversora Líneas de Brasil S.L.

Abengoa Concessões Brasil Holding, S.A.	Abengoa Construção Brasil Ltda.

Abengoa Yield plc
Witnesses:

1.	2.
Name:	Name:
ID:	ID:

Annex II

List of current SPVs of the Company

ATE IV (Sao Mateus)

ATE V (Londrina)

ATE VI (Campos Novos)

ATE VII (Foz do Iguacu)

Manaus

ATE VIII

Norte Brasil

Linha Verde

ATE XVI

ATE XVII

ATE XVIII

ATE XIX

ATE XX

ATE XXI

ATE XXII